EXHIBIT 12.1
OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2013	2012	2011	2010	2009
	(As Restated)(5)
Earnings:
Income from continuing operations before income taxes (1)	$350,957	$257,394	$123,741	$37,783	$96,194

Add:
Interest expensed and capitalized	395,586	223,455	132,770	85,923	62,954
Interest component of rental expense	9,102	4,883	1,854	4,101	2,100
Total fixed charges (2)	404,688	228,338	134,624	90,024	65,054
Earnings available to cover fixed charges	$755,645	$485,732	$258,365	$127,807	$161,248

Preferred dividend requirements	$12,020	$146	$—	$—	$—
Ratio of pretax income to net income (3)	1.14	1.42	1.57	1.17	(27.30)
Preferred dividend factor	13,703	207	—	—	—
Total fixed charges	404,688	228,338	134,624	90,024	65,054
Combined fixed charges and preferred dividends	$418,391	$228,545	$134,624	$90,024	$65,054

Ratio of earnings to combined fixed charges and preferred dividends (4)	1.81	2.13	1.92	1.42	2.48

(1)	Excludes income or loss from equity investees but includes any distributions received representing a return on capital.

(2)
Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses as well as the interest component of rental expense.

(3)	The ratio of pretax income to net income is determined by dividing income from continuing operations before income taxes by net income from continuing operations.

(4)
The ratios of earnings to combined fixed charges and preferred dividends were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) combined fixed charges and preferred dividends.

(5)	See the Explanatory Note to the 10-K/A for the fiscal year ended December 31, 2013.